Alaska Pacific Resources, Inc.

March 20, 2007

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, DC  20549

Re:

Alaska Pacific Resources, Inc.

Request to withdraw Registration Statement on Form SB-2

File No. 333-135918

Dear Mr. Schwall:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Alaska Pacific Resources, Inc. (“We” or the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on U.S. Securities and Exchange Commission (the “Commission”) Form SB-2 (File No. 333-135918), filed on July 21, 2006 (the “Registration Statement”).  We no longer need to conduct the offering of securities as contemplated in the Registration Statement.

The Company requests that the Commission consent to this application for withdrawal pursuant to Rule 477(a).  We confirm that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement, or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

If you have any questions regarding this application for withdrawal, please contact Diane J. Harrison, Esq. of Harrison Law, P.A. at (941) 723-7564.

Sincerely

ALASKA PACIFIC RESOURCES, INC.

By:  /s/Alexander Long

Alexander Long

President, Director, Treasurer and Secretary

9101 West Sahara, Suite 105-195  •  Las Vegas, NV  89117-5772
Telephone: (519) 380-9992  •  Fax: (519) 380-9991